BRANDES INVESTMENT PARTNERS, L.P.
Code of Ethics

BRANDES INVESTMENT PARTNERS, L.P.
Code Of Ethics
Code of Ethics (Amended March 14, 2011)

i

Brandes Investment Partners, L.P.
Code of Ethics
Adopted April 1, 1997
(Amended and Restated
August 15, 2010)
          I. PREAMBLE
This Code of Ethics is being adopted to effectuate the purposes and objectives of Sections 204A and Section 206 of the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 204-2 under the Advisers Act and Rule 17j-1 of the Investment Company Act of 1940 (the “40 Act”). Section 204A of the Advisers Act requires the establishment and enforcement of policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by investment advisers. Rule 204-2 imposes record keeping requirements with respect to personal securities transactions of certain persons employed by investment advisers. Section 206 of the Advisers Act makes it unlawful, among other things, for an investment adviser “to employ any device, scheme or artifice to defraud any client or prospective clients; to engage in any transaction, practice or course of business which operates or would operate as a fraud or deceit upon any client or prospective client; or to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any client or prospective client; or to engage in any act, practice, or course of business which is fraudulent, deceptive or manipulative.”
Rule 17j-1 makes it unlawful for any employee of Brandes Investment Partners, L.P., or its subsidiaries (all such entities hereafter referred to as “Brandes”) in connection with the purchase or sale, directly or indirectly, by such person of a “security held or to be acquired”, as defined in below, by a registered investment company (1) to employ any device, scheme or artifice to defraud such registered investment company; (2) to make to such registered investment company any untrue statement of a material fact or omit to state to such registered investment company a material fact necessary in order to make statements made, in light of the circumstances under which they are made, not misleading; (3) to engage in any act, practice, or course of business, which operates or would operate as a fraud or deceit upon any such registered investment company; or (4) to engage in any manipulative practice with respect to such registered investment company.
For purposes of Rule 17j-1, “security held or to be acquired “ by a registered investment company means any security which, within the most recent 15 days, (i) is or has been held by such company, or (ii) is being or has been considered by such company or its investment adviser for purchase by such company.
Brandes has certain responsibilities to its clients. These include assuring that accounts are managed in a suitable manner, providing regular communications regarding the progress of accounts, providing accurate performance numbers and refraining from certain practices. These practices include over-trading the account, purchasing inappropriate issues for the account, making guarantees about future performance, making unauthorized transactions and borrowing
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client’s fund or securities. Brandes maintains trading authorization only and does not have custody of clients’ funds or securities.
Brandes recognizes that its own long-term interests lie in strict adherence to ethical treatment of its clients, thereby maintaining its reputation for honest and fair dealing. Employees are expected to act in accordance with this basic tenet.
While some firms prohibit their employees from making investments in individual securities on behalf of their own personal accounts, Brandes believes this is an unnecessarily restrictive measure. Brandes believes that it is beneficial to clients to have employees’ interests aligned with clients by having a personal financial stake in companies purchased for client accounts. Brandes permits its employees to trade their own accounts when the trades are done in such a manner as to avoid conflicts of interest with clients’ transactions. Brandes has adopted policies and procedures to control conflicts of interest and promote fairness to clients and employees in connection with personal trading. Brandes regularly monitors employees’ trading activity to assure compliance with the firm’s policies and procedures.
This Code contains provisions reasonably necessary to prevent persons from engaging in acts in violation of the law and rules and to assure that Brandes’ clients’ interests are considered first. This Code also establishes procedures reasonably necessary to prevent violations of this Code.
Each shareholder, officer, partner and employee of the administrator for Brandes Investment Trust (the “Fund”), U.S. Bancorp Fund Services, L.L.C. (the “Administrator”), and each shareholder, officer, partner and employee of the Beacon Hill Fund Services, Inc. (“Beacon Hill”)is exempt from the reporting and other requirements of this Code of Ethics, but is required to comply with the reporting and other requirements of the Administrator’s, Beacon Hill’s or the Fund’s Code of Ethics, as applicable.
It is not possible for this Code to address every situation involving the personal investments of an Employee and technical compliance with the Code will not automatically insulate any Employee from scrutiny of transactions that show a pattern of compromise or abuse of the individual’s fiduciary duty to Brandes’ clients. Accordingly, all Employees must seek to avoid any actual or potential conflicts between their personal interests and the interests of Brandes. In sum, all Employees shall place the interests of Brandes and its clients before their own personal interests.
          II. PERSONAL TRADES POLICY
Definitions
i.	Employee-Related Account

An “Employee-Related Account” refers to an investment account holding Reportable Securities (as defined below) for any of the following persons:
a.	The employee;
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b.	The employee’s spouse, registered domestic partner, or partner in a civil union (“Spouse”);

c.	The employee’s minor children;

d.	Any other relative of the employee or employee’s spouse, sharing the same home as the employee:

e.	Any other person whose account is managed, controlled or influenced by or through the employee, or to whom the employee gives advice with regard to the acquisition or disposition of securities, other than a Brandes client; examples of such accounts are accounts where the employee is acting as trustee, executor, pledge, agent or in any similar capacity; and/or holds an interest in a partnership or other arrangement or through a closely held corporation or investment club.
ii.	Third Party Managed Accounts
a.	A “Third Party Managed Account” is an Employee-Related Account where total investment discretion is with a non-employee third-party, where such third-party has full discretion to trade the account and does not confer with the employee regarding trades in such account (this may include accounts managed by Brandes over which Brandes has full discretion).

b.	Third Party Managed accounts are exempt from Sections III.5,6, 7, 9 and 10 and VI.1, 2.a, 2.b and 2.f, provided that the employee has submitted a Third-Party Managed Account Exemption form with respect to the account to the Legal/Compliance Department. In the event the account is no longer Third-Party Managed, the employee will be required to inform the Legal/Compliance Department as specified below and receive pre-clearance for all transactions involving Reportable Securities in the account.
iii.	Brokerage Firm Requirement

Employees are required to hold their Employee-Related Accounts at one of four designated brokerage firms (TD Ameritrade, Charles Schwab, Morgan Stanley and Merrill Lynch), excluding the following types of accounts or unless otherwise exempted in writing by the Global Head of Compliance (GHOC):
a.	Third-Party Managed Accounts (including Brandes managed accounts)

b.	Accounts that exclusively hold open-end mutual funds and are not managed or sub-advised by Brandes[1]

c.	ESPP/ESOP Accounts

[1]	Shares of Mutual Funds managed or sub-advised by Brandes held directly at the investment company do not need to be moved to a designated broker-dealer firm.
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d.	Employee Related Accounts of the employees of Brandes Investment Partners & Co.
iv.	Reportable Security

“Reportable Security” means a “security” as defined in Section 2(a)(36) of the ’40 Act. Pursuant to this definition, a Reportable Security includes, but is not limited to:
a.	any note, stock, treasury stock, security future, or bond

b.	a share of a closed-end fund or open- end mutual fund that is managed or sub-advised by Brandes

c.	any share of an exchange traded fund (ETF)

d.	any evidence of indebtedness

e.	any certificate of interest or participation in any profit-sharing agreement

f.	any certificate of deposit for a security

g.	any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof)

h.	any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency

i.	in general, any interest or instrument commonly known as a “security”

j.	any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing
     A “Reportable Security” does not include:
a.	direct obligations of the Government of the United States

b.	bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements

c.	shares issued by open-end investment companies registered under the 1940 Act not managed or sub-advised by Brandes

d.	shares issued by money market funds

e.	shares issued by unit investment trusts that invested exclusively in one or more open-end funds, none of which are managed or sub-advised by Brandes.
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References to a Reportable Security in this Code (e.g., a prohibition or requirement applicable to the purchase or sale of a Reportable Security) shall be deemed to refer to and to include any warrant for, option in, or security immediately convertible into that Reportable Security, and shall also include any instrument that has an investment return or value that is based, in whole or in part, on that Reportable Security (collectively, “Derivatives”). Therefore, except as otherwise specifically provided by this Code: (i) any prohibition or requirement of this Code applicable to the purchase or sale of a Reportable Security shall also be applicable to the purchase or sale of a Derivative relating to that Reportable Security; and (ii) any prohibition or requirement of this Code applicable to the purchase or sale of a Derivative shall also be applicable to the purchase or sale of a Reportable Security relating to that Derivative.

v.	Pre-Clearance Designee

The Pre-Clearance Designee will be either the GHOC and/or individuals who have been authorized to review trade requests.
III. PROHIBITED TRANSACTIONS
i.	No employee shall violate Section 206 of the Advisers Act or rule 17j-1 of the Investment Company Act.

ii.	No employee shall receive during any calendar year any gift (i.e. entertainment, dinner, golf outing, etc.) or other consideration in merchandise, services or otherwise having a value of more than $250 from any single person, firm, corporation, association or other entity that does, or is seeking to do, business with or on behalf of the Firm, without seeking approval from the GHOC.[2] Employees receiving gifts from such sources of over $100 during any calendar year must report them promptly to the Legal/Compliance Department.

The overriding principle of Brandes’ policy regarding gifts and entertainment is that employees should not accept inappropriate gifts, favors, entertainment, special accommodations, or other things of material value that could influence their decision-making or make them feel beholden to a person, firm, corporation, association or other entity that does, or is seeking to do, business with or on behalf of the Firm.

iii.	No employee shall give or offer to give anything of value to any person for the purpose of influencing the price of any security.

iv.	No employee shall serve on a Board of Directors of any public company without the prior approval of the majority of the voting members of the Executive Committee.

v.	No Employee-Related Account may sell a Reportable Security purchased within the previous 60 calendar days, except:

[2]	Affiliates and divisions within a company are considered separate entities for purposes of the gift receipt policy(e.g. Broker Dealer XYZ (USA) and Broker Dealer XYZ (Europe)).
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a.	If a security held for at least 30 days has declined in value from its original price; or,

b.	An employee provides reasonable evidence that he/she is facing substantial financial hardship
vi.	Except for Restricted Stock Units (RSUs) and Employee Stock Purchase Plans (ESPP), if an employee purchases additional shares of a Reportable Security that they already own, the 60 days starts over from the date of purchase for the additional shares.

vii.	No Employee-Related Account shall purchase or sell any Reportable Securities that is then listed on the firm’s “Watch List.” The Watch List is comprised of securities Brandes is closely observing or for which it anticipates imminent action on behalf of clients’ accounts.

viii.	If an Employee chooses to manage more than ten (10) Employee-Related Accounts, except for accounts in the employee’s own name, the name of the employee’s Spouse, and/or children, the employee will need to receive prior approval from the GHOC before managing the accounts.

ix.	No Employee-Related Account may purchase any securities in an IPO[3]; provided, however, an Employee-Related Account may, upon the prior written approval of Brandes, participate in the following IPO’s:
a.	An IPO in connection with the de-mutualization of a savings bank or the de-mutualization of a mutual insurance company in which the holder of the Employee-Related Account owns a life insurance policy;

b.	An IPO of a spin-off company where the Employee-Related Account owns stock in the company that spins off the issuer;

c.	An IPO of a company in which the Employee-Related Account owns stock in the company and the stock was acquired through participation in a private placement previously approved by Brandes; and

d.	An IPO of the employer of the holder of the Employee Related Account.
(If an employee would like to participate in an IPO please contact the Legal/Compliance Department for the proper forms).

x.	No Employee-Related Account may purchase any securities in a private placement except upon the prior written approval of Brandes.[4]

[3]	An IPO generally means an offering of securities registered with the Securities and Exchange Commission (“SEC”), the issuer of which, immediately before the registration, was not required to file reports with the SEC. See, rule 17j-1(a)(6).

[4]	With respect to the participation in private placements or the permissible IPO’s listed above, an Employee-Related Account may obtain “the prior written approval of Brandes” by first submitting a written request for approval to the Legal/Compliance Department using the Request to Participate in an IPO/Private Placement in an Employee-
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(If an employee would like to participate in a Private Placement please contact the Legal/Compliance Department for the proper forms.)

xi.	No Employee may participate in any outside business activity without the prior written approval of Brandes.
IV. EXEMPTED TRANSACTIONS
The following transactions are exempt from the above prohibitions:
i.	“Cashless exercise” — securities obtained in a “cashless exercise” of an employee stock option (whereby the exercise of the option and the sale of the securities received upon such exercise occurs simultaneously and the exercise price of the option is deducted from the sale proceeds of the acquired securities); provided, however, that any “cashless exercise” or other transaction involving employee stock options or other grant of employer-issued securities in which the employee has discretion as to timing of the transaction or other component of the transaction shall be subject to the pre-clearance provisions of this Code of Ethics.

ii.	Purchases which are part of an automatic dividend reinvestment plan.

iii.	Purchases affected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities and sales of such rights so acquired.
Officers of the Fund who are not employed by Brandes Investment Partners, L.P., are exempt from the Code’s pre-clearance and designated broker-dealer requirement. All other reporting requirements apply.
V. THE WATCH LIST
The Watchlist is comprised of securities Brandes is closely observing or for which it anticipates imminent action in on behalf of clients’ accounts and, therefore, securities in which employees are generally prohibited from trading. Requests to add or remove a security are generally sent via e-mail to the “Watchlist” alias, and will include the name of the security, the SEDOL, and the rationale for adding the security to the watchlist. Currently, the Supervisor, Compliance and Compliance Coordinator, Code of Ethics monitor e-mails received by the Watchlist e-mail alias and are responsible for adding a security to or removing a security from the Watchlist.
When adding securities to the Watchlist the Supervisor, Compliance or Compliance Coordinator, Code of Ethics will search for and add ADRs, common shares, and common shares

Related Account Form. The Legal/Compliance Department shall review the proposed transaction to determine whether the proposed transaction would create any material conflicts of interest. If the Legal/Compliance Department determines that the proposed transaction would create no material conflicts of interests, the Legal/Compliance Department shall then seek written approval for the transaction from two managing partners. Such written approval shall include written justification for the decision of the managing partners. Any person authorized to purchase securities in an IPO or private placement shall disclose that s/he plays a part in any subsequent consideration by Brandes of an investment in the issuer of such securities.
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on a local exchange related by name to the requested security, using a Brandes-designed application and Bloomberg.
Construction Procedures
i.	Equity Securities on “Research” Status
a.	A security should be placed on the Watchlist by sending an e-mail (along with reason for placing the security on the Watchlist — see reasons below) to the “Watchlist” e-mail alias requesting such security be placed on the Watchlist when:
i.	The security is under “formal consideration”. The term “formal consideration” means those activities engaged in by the Research department that is necessary and proximate to presenting a security for an Investment Committee’s consideration. At this point in the process we should strive to identify and isolate only those securities that will or are scheduled to be brought to an Investment Committee’s attention. Employees presenting their analysis of a security to an Investment Committee must indicate on their written research report whether they have an interest in the issuer of the security.

ii.	The security, while not currently on the Watch List, is being placed on a formal committee agenda for discussion at an upcoming Investment Committee meeting.

iii.	The security is being considered for presentation on a last minute basis due to economic or specific business implications.

iv.	The firm is, or has knowledge that it shortly will be, in possession of material non-public information regarding the issuer of the security. All securities related to an issuer, for which the firm is or soon will be in possession of material non-public information, should be placed on the Watchlist.
b.	A security may be removed from the Watchlist by sending an e-mail to the “Watchlist” e-mail alias requesting such security be removed from the Watchlist (along with the rationale for removing the security from the Watchlist) when:
i.	The security has been presented to an Investment Committee.

ii.	The presentation to an Investment Committee for the security is no longer imminent. A presentation is no longer imminent if the presentation will not be made in the next two weeks. Of course, once the situation changes and the security is again under “formal consideration”, the security should go back on the Watchlist.

iii.	The firm is no longer in possession of material non-public information regarding the issuer of the security.
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iv.	Other. There may be reasons (determined on a case-by-case basis) other than the three specified above for which a security should be removed from the Watchlist. The reason for removal should be specified in the removal request.
Except in situations where a security was placed on the Watchlist by mistake, securities will be removed from the Watchlist seven (7) business days after receipt of the removal request e-mail.

c.	On Friday of each week, the Investments Admin Supervisor or their designee will send an e-mail to the “Research” alias reminding members of the Research department to update the Watchlist as required. All update requests should be sent via e-mail to the “Watchlist” alias, and include the name of the security, the SEDOL, and the rationale for adding the security to the watchlist..
ii.	Equity Securities on “Trading” Status
a.	Summary: Each weekday, “actively trading securities” are automatically determined by Brandes’ computer systems and uploaded to the Watchlist. “Actively traded securities” are defined as securities that are either being considered for trading via an investment committee’s trading schedule or those that have orders generated against them in the system. Securities are added to the Watchlist with a begin date as of the date they were determined to be actively trading and an open end date. Once these securities are no longer actively traded, the securities assume an end date seven (7) business days from the time they stopped trading, at which time they will be removed from the Watchlist. If they happen to be actively traded again within that seven (7) day period, the securities will re-enter the Watchlist and start the cycle again (effectively remaining on the Watchlist until the securities are not traded again for a seven (7) day period).

b.	Details: Actively traded securities are picked up from three sources:
i.	Investment Committee Trading Schedule: The excel Trading Schedule file received by Horizon Trade group on weekday mornings is reviewed for errors and then loaded to a temporary table in the database. The Watchlist automated process picks up those securities from here the next time it runs. These securities will eventually be flagged in Horizon for trading.

ii.	Horizon: Firmwide orders are picked up from Horizon staging tables. These are securities that have orders created, but have not yet been sent to CRIMS for trading.

iii.	CRIMS: Securities for all open firmwide orders are picked up from CRIMS tables.
On weekdays, every hour from 5AM to 5PM, a full sweep is conducted for each of these three locations and a list of securities created that is sent to the Watchlist. A valid identifier is ensured for each security such that the data can be matched off against an IDC Security feed. US and Canadian securities are assigned a Cusip; all
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other securities are assigned an ISIN. The automated process will search for and add ADRs, common shares, and common shares on a local exchange related by name to the requested security to the Watchlist.
iii.	Fixed Income Securities

Brandes does not maintain a consolidated list of both equity and fixed income securities in Sungard, but rather clears each individual pre-clearance request involving a fixed income security against the equity Watchlist as contructed above and obtains clearance from the Brandes Fixed Income Portfolio Manager or his/her designee that the fixed income security being requested is not on research or trading status at the time of the request.
VI. COMPLIANCE PROCEDURES
1.	Pre-Clearance

All Employee-Related Accounts shall receive prior approval from a Pre-Clearance Designee before purchasing or selling any Reportable Securities through the firm’s SunGard Protegent PTA system (“SunGard”). In the absence of the Pre-Clearance Designee, or if the Pre-Clearance Designee is requesting approval, an alternate Pre-Clearance Designee or the GHOC may give the approval. Such approval shall be valid until the close of U.S. trading (1pm PST) the following trading day (the “Period”). If an Employee-Related Account is unable to execute the approved transaction within the Period, the Employee-Related Account must receive another approval from a Pre-Clearance Designee before purchasing or selling securities. If an employee places a “limit order” on the transaction and the order is not completed during the Period for which the approval is given, the remaining order must be re-approved by the Pre-Clearance Designee.

When requesting approval of a transaction for an Employee-Related Account, the employee shall disclose any conflict of interest of which the employee is aware concerning the proposed transaction, such as the existence of any economic relationship between the transaction which is the subject of the pre-clearance request and securities held or to be acquired by any Brandes client, including any mutual fund portfolio managed by Brandes.

In determining whether to approve a Pre-clearance request, the Pre-clearance Designee shall review the securities currently on the Watchlist to ensure that the requested security is not on the Watchlist and is not related to a security on the Watchlist by name, including but not limited to other forms of equity securities, fixed income securities or derivative securities.
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Certain Employee-Related Accounts may be released from the obligation to pre-clear and report personal trades (see Section II.2).

2.	Disclosure of Personal Holdings and Employee Reporting Requirements[5]
a.	Upon employment at Brandes, employees are required to disclose interests in any corporation of which they are an officer or director or which they, or a family member hold 5% or more of the outstanding stock. They are also required to disclose any outside business ventures.

b.	No later than 10 days after the person becomes an Employee of Brandes, the Employee shall provide the Legal/Compliance Department with the following information:[6]
i.	The title, number of shares and principal amount of each Reportable Security in which the Employee had any direct or indirect beneficial ownership when the person became an Employee of Brandes.

ii.	The name of any broker, dealer or bank with whom the Employee maintained an account in which any securities were held for the direct or indirect benefit of the Employee as of the date the person became an employee of Brandes; and

iii.	The date that the report is submitted by the Employee.
Each employee shall arrange to have duplicate confirms or statements forwarded to the Legal/Compliance Department for each Employee-Related Account.

c.	Each employee shall complete a Quarterly Employee Transaction Report[7] for each calendar quarter even if the employee does not have any personal securities transactions to report and submit the Report to the Legal/Compliance Department no later than 10 days after the end of each calendar quarter.

d.	Changes in an employee’s personal status or changes in the status of an employee’s investment account that may impact this Code of Ethics shall be reported to the Legal/Compliance Department within ten (10) days of the occurrence of such change. Reportable changes may include, for example:
i.	Marriage

[5]	Personal holdings shall be reported to the firm using SunGard. Employees should contact the Legal/Compliance Department if they require any assistance or have any questions regarding the reporting of personal holdings.

[6]	No Initial Holdings Report is required form an employee who was an employee prior to the effective date of this Amendment and who has been reporting transactions in all his or her Employee-Related Accounts in accordance with Brandes’ Code of Ethics.

[7]	The Quarterly Employee Transaction Report is available in SunGard. Employees should contact the Legal/Compliance Department if they require any assistance or have any questions regarding the completion of the Quarterly Employee Transaction Report.
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ii.	Moving in with a relative

iii.	Opening an investment account that will hold Reportable Securities (including a Third-Party Managed Account)

iv.	The change in status of a Third-Party Managed Account.

v.	Obtaining discretionary authority over the investment account of another person.
If, following a change in status and before the employee has formally reported the change to the Legal/Compliance Department, an employee is planning on engaging in a transaction that would require pre-clearance of that transaction, the employee must seek pre-clearance despite not having formally reported the change in status.

If an employee has any question as to whether a change in status impacts the Code of Ethics, the employee should contact the Legal/Compliance Department.

e.	Quarterly, the Senior Compliance Analyst, Code of Ethics will review Employee-Related transactions and report the findings to the GHOC. The General Counsel will review the personal trading activity of the GHOC. The GHOC will review the personal trading activity of the Senior Compliance Analyst, Code of Ethics.

f.	If an Employee-Related Account of a person attending an Investment Committee meeting or if a member of the Investment Committee holds a security, or a security economically related thereto, being considered for purchase or sale by Brandes client accounts, such person shall disclose to the Investment Committee his holdings of the security at the first occasion upon which the employee becomes aware that Brandes is considering the security for purchase for its clients.
3.	Annual Certification of Compliance[8]

Each employee shall certify annually that:
a.	S/he has read and understands the Code of Ethics and recognizes s/he is subject thereto;

b.	S/he has complied with the requirements of the Code of Ethics;

c.	S/he has reported all personal securities transactions required to be reported pursuant to the requirements of the Code of Ethics; and

d.	Other than as disclosed on the annual certification, s/he has no knowledge of the existence of any personal conflict of interest which may involve Brandes clients, such as any economic relationship between his/her transactions and securities held or to be

[8]	The Annual Certification of Compliance is available in SunGard. Employees should contact the Legal/Compliance Department if they require any assistance or have any questions regarding the completion of the Annual Certification of Compliance.
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acquired by Brandes clients including any mutual fund portfolio managed by Brandes.
4.	Annual Holdings Report[9]

Each Employee shall, on an annual basis, provide the Legal/Compliance Department with the following information that must be current as of the calendar year end for which the report is submitted:
a.	The title, number of shares and principal amount of each Reportable Security in which the Employee had any direct or indirect beneficial ownership; other than those Reportable Securities held in a Third-Party managed Account for which the employee has received a Third-Party Managed Account Exemption (see above).

b.	The name of any broker, dealer or bank with whom an Employee maintains an account in which securities are held for the direct or indirect benefit of the Employee; and

c.	The date that the report is submitted by the Employee.
The Annual Holdings Report shall be submitted no later than 30 days following the calendar year end to which the report relates.

VII. REPORTS
1.	The GHOC or her designee shall submit, at least annually, a report on compliance with the Code of Ethics to Brandes’ Office of the Chief Executive Officer.

2.	The GHOC or her designee shall submit, at least quarterly, a report on compliance with the Code of Ethics to the Personal Trading Committee (see below).

3.	The GHOC shall review each report of an apparent material violation and if the GHOC confirms that it is a violation, she shall report such violation to Personal Trading Committee (or the Executive Committee, as the case may be — see below).

4.	The Personal Trading Committee (or the Executive Committee, as the case may be) shall review the alleged material violation presented by the GHOC and/or her designee and determine what sanctions, if any, should be imposed.

5.	The Legal/Compliance Department or anyone who becomes aware of an apparent violation of the Code of Ethics shall promptly report such apparent violation to the GHOC.

[9]	The Annual Holdings Report will be completed using SunGard. Employees should contact the Legal/Compliance Department if they require any assistance or have any questions regarding the Annual Holdings Report.
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VIII. COMPLIANCE MONITORING
1.	This policy shall be administered by the GHOC or his/her designee.

2.	The GHOC or his/her designee will meet with each new employee to review this policy.

3.	The GHOC or his/her designee shall provide training regarding this policy to existing employees as required.

4.	The GHOC or his/her designee will review all confirms for Reportable Securities to identify non-compliance with the requirements of this policy.

5.	The GHOC or his/her designee will perform additional regular and continuous testing of employee personal trading and the policies and procedures contained in this Code of Ethics. Such testing procedures to be developed and reviewed in conjunction with the Personal Trading Committee.

6.	The GHOC shall report the results of the above testing to Personal Trading Committee at its regularly scheduled meetings.
IX. PERSONAL TRADING COMMITTEE AND SANCTIONS
Personal Trading Committee
A Personal Trading Committee shall be established to help ensure the proper functioning, monitoring and administration of this Code of Ethics. The Committee shall consist of, at a minimum, the GHOC, the General Counsel, the Finance Director and a senior member of the investment-related functions of the firm. The Committee shall draft, adopt and regularly review and update a Charter. Among other things, the Charter shall describe the schedule for regular meetings (at least quarterly), the circumstances in which the Committee would be convened for a special meeting and procedures for recording the Committee’s deliberations and decisions. The Committee generally would be charged with supervision and administration of personal trading rules and high-level sanctions for violations thereof. The Committee would meet periodically to receive reports from the GHOC and consider the regimen of her activities relating to personal trading, such as testing protocols, employee education, and the adequacy of and possible amendments to the personal trading provisions of the Code of Ethics. The Personal Trading Committee would report to the CEO. The Fund’s Chief Compliance Officer (“CCO”) would have ready access to the GHOC and the Personal Trading Committee.
While the Committee shall meet on a periodic basis (not less than quarterly), if need be, the Committee may meet between formally scheduled meetings, either electronically or in person, to discuss resolutions of violations of the Code. At its regularly scheduled meetings, the Committee will review the implementation of the Code of Ethics, including, without limitation, a consideration of the following issues:
1.	Any current violations of the Code of Ethics;
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2.	Precedents, if any, for violations being considered;

3.	Changes in applicable law or legal interpretations that would impact the Code of Ethics;

4.	The results of any testing of the procedures;

5.	Whether any additional testing or review is required; and/or

6.	Any changes or proposed changes to the Code of Ethics.
In consultation with the Personal Trading Committee, the GHOC will develop enhanced back-testing procedures to monitor personal trading. In particular, the procedures would provide more systematic assessments of historical patterns of employee trading activity in issuers and securities presented for discussion to Investment Committees and traded on behalf of clients.
Sanctions
The sanctions for violation of the Code of Ethics may include a letter of censure, monetary sanctions, disgorgement of any ill-gotten profits, temporary suspension or termination of personal trading, temporary suspension of employment, termination of employment, and/or other sanctions deemed appropriate by the Personal Trading Committee (or the Executive Committee, as the case may be).
Sanction Guidelines
Brandes has developed the criteria listed below to guide senior decision-makers in determining appropriate sanctions for violations of the personal trading aspects of the Code of Ethics. While Brandes, with the advice of counsel, believes that mandatory sanctions or overly-rigid guidelines would be impractical and would eliminate needed flexibility and the application of sound judgment, it believes that it would be useful to utilize these factors to promote fair and consistent results, even though facts and circumstances are often difficult to compare. Among any others that may emerge in the context of actual situations, these considerations would include:
1.	Whether the violation caused any harm to clients.

2.	The likely perception of clients, including mutual fund boards, that a particular sanction is a credible and proportionate response to the gravity of the specific violation in light of all of the foregoing considerations.

3.	Whether the violation was intentional or not (i.e., nonvolitional, inadvertent, lack of spousal awareness, etc.).

4.	The nature of the violation (i.e., deficient paperwork vs. actual unauthorized trading).

5.	The pattern of violations, if any.

6.	The employee’s general behavioral and compliance track record.
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7.	The magnitude of violations in relation to overall trading activity (i.e., one violation over four trades vs. two violations over 200 trades; relative leniency for de minimis violations of $1,000 or less).

8.	Compliance personnel and senior management subject to more severe sanctions for certain types of violations.

9.	Employee attitude (i.e., expressions of remorse or contrition vs. adamancy or indignation).
Sanction Decision-Making Process
1.	The GHOC would determine sanctions involving a verbal warning, written reprimand, correction of transactions involving securities on the Watchlist[10] or any of the foregoing together with supervised education. All violations would require notification to the violator’s supervisor.

2.	More severe sanctions (e.g., suspension of trading privileges, bonus implications, title implications, termination) would be based on the Personal Trading Committee’s recommendation, with the concurrence of the CEO. Any determination of the Personal Trading Committee that is not unanimous will be determined by the Executive Committee (without comment as to the nature of the impasse).

3.	Any determination regarding a Personal Trading Committee member or a Partner of the firm would be made by the CEO, with such input from the Executive Committee as the CEO may seek, and based on fact-finding and recommendations by the Personal Trading Committee. If the infraction concerns a member of the Personal Trading Committee, that member shall not participate in the fact-finding or recommendations.

4.	Sanctions for any infraction by an Executive Committee member (including the CEO) would be determined by the Executive Committee with the violator not participating, based on fact-finding by the Personal Trading Committee.

5.	All violations and sanctions involving personal trading within the ambit of Rule 17j-1 will be reported to the Fund CCO.
X. RETENTION OF RECORDS
This Code of Ethics, a copy of each report made by an employee hereunder, each report made by the Legal/Compliance Department, and any action taken as a result of any material and nonmaterial violations, shall be maintained by Brandes.

[10]	In the case of a “Watchlist Violation”, in addition to other sanctions that may be appropriate depending on the nature of the violations, the employee will be asked to “bust” the violating trade, with the employee assuming any loss that may result and giving any gains that may result to a charity to be specified by the GHOC.
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XI. POLICY ON POLITICAL ACTIVITIES AND CONTRIBUTIONS
General Policy
Brandes is subject to stringent laws, regulations and policies on political activities and contributions. The failure of Brandes and its employees to follow these policies may result in loss of revenues, legal action, and foreclose our ability to pursue certain business opportunities.
Brandes will not make any contributions or expenditures to or for any political parties, committees, or candidates for any public office, or to any persons for any political purpose. The term “contribution” is broadly defined and includes any direct or indirect payments, gifts, use of office space or other company resources, reimbursement of expenses associated with political activity, tickets to dinners or other fund raising events, services (including transportation), equipment or any other items of value made to or for political candidates, political parties, or committees.
Brandes encourages its employees to volunteer and participate in civic affairs and in the political process. They may also express their views in a manner that is not offensive to other employees. However, they may not engage in political activity during work hours, and Brandes will not knowingly reimburse employees for any expenses incurred in connection with politically-related activities.
Brandes employees (“Employees”), including those identified by the Compliance Department in consultation with the Legal Department as covered associates (as described in Section II herein), may make political contributions of up to $150 dollars per election and per candidate on their own behalf. It is never acceptable, however, for those associated with Brandes to make political contributions, gifts, or engage in any activity for the purpose of improperly influencing the decision of a public official. Any questions regarding this policy should be directed to the General Counsel or the Global Head of Compliance.
Policies Applicable to all Brandes Employees, Including Persons Designated by Compliance as “Covered Associates.”
Specific provisions of the federal securities laws found in Rule 204(5)-6 (“Rule”) apply to political contributions and activities of persons who fall within the definition a “Covered Associate” or “CA”. CAs generally are persons who either solicit business from public funds, directly or indirectly supervise solicitors, and those who are executive officers, managers, partners, or policy makers of Brandes. Although the Rule applies specifically to individuals who fall within the definition of a CA, Brandes is adopting this policy for all of its employees. Employees will be contacted by Compliance and requested, among other things, to sign an acknowledgement that they understand the limits on their activity. Individuals with questions
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regarding their status should contact Compliance prior to making any contributions or engaging in activities covered by these policies.
The limitations and restrictions on political contributions and activity generally pertain only to political contributions and activity relating to state or local incumbents and candidates. However, political activity and contributions made to current state and local officials campaigning for Federal office also are covered by the Rule. As a matter of policy, the requirements outlined below are applicable to all Employees, and apply to all political contributions and activity, regardless of the office being sought, and include contributions and activity relating to political parties as well as political committees:
A. Volunteer Activity
Employees may volunteer on their own time and at their own expense on behalf of candidates, but may not use any firm resources or seek reimbursement of any expenses associated with campaign-related activity, unless approved in writing by Compliance. They may not participate in any capacity in which their activity could involve fundraising, or on PACs or committees responsible for the allocation of contributions to political campaigns, unless approved in writing by Compliance.
B. Pre-Clearance of All Political Contributions
All contributions by Employees, family members (including a spouse, registered domestic partner, partner in a civil union, and children) living in the same household must be pre-cleared in writing by Compliance. As a general policy, automatic approval will be generated via e-mail or through the Protegent system to Employees desiring to make political contributions of up to $150 per election and per candidate.
As noted above, contributions may include not only cash contributions, whether made by check or credit card, but also “anything of value” that is contributed to a campaign as well as transition expenses. A contribution also may include a ticket for a fundraiser or other event designed to raise campaign funds. In addition to contributions made directly to candidates, Employees must also receive pre-clearance of any contributions made to state parties and political action committees.
Employees will be notified by Compliance via e-mail or via the Protegent system whether or not their contribution request has been approved. No contributions should be made without approval.
C. Indirect Contributions
Employees are prohibited from using any indirect means to avoid Brandes’ political contribution policies. Indirect means would include, among other things, making contributions through family or friends.
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D. Solicitation of Contributions from Others
Employees are prohibited from soliciting political contributions from others without written approval of Compliance. Solicitations may include explicit donation requests, as well as activities such as hosting fundraisers, arranging lunches for candidates, or circulating donor cards.
Pre-Approval of New Investments from Public Funds
Prior to Brandes executing any new account application received from a new public fund client, approval must be obtained in writing from Compliance.
Pre-Approval of New Hires and Promotions
All persons hired or promoted to a position within the organization or its affiliates must be preapproved in writing by Compliance.
Pre-Approval of any Referral Fee Arrangements and Use of Third-Party Marketers
The use of any third party marketing arrangement involving public funds, including the use of consultants, finders, solicitors, and placement agents must be pre-approved in writing by Compliance. No referral fees may be offered to persons within the company or elsewhere for introductions or referrals of public fund investors without written approval of Compliance.
Questions and Reports of Potential Violations
All persons associated with Brandes are expected to adhere to these policies. Questions may arise from time-to-time regarding application of the policies. If any doubt exists, you are strongly encouraged to submit your inquiry to the General Counsel or the Global Head of Compliance. Anyone who becomes aware of a potential violation of these policies must immediately report the matter to the General Counsel or the Global Head of Compliance. Prompt notice of a violation of our policies may allow the firm to eliminate or reduce potentially adverse consequences.
XII.	POLICY STATEMENT OF INSIDER TRADING
Every officer, partner and employee is responsible for knowing and abiding by the terms of this policy statement.
Brandes forbids any trading on behalf of Employee-Related Accounts or clients’ accounts on material nonpublic information, or communicating material nonpublic information to others in violation of the law. This conduct is referred to as “insider trading.” Brandes’ policy applies to every officer, partner, and employee and extends to activities within as well as outside of their
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duties at Brandes. Any questions regarding Brandes’ policy and procedure should be referred to General Counsel.
The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material nonpublic information to trade in securities (whether or not one is an “insider”) or the communication of such material nonpublic information to others. Although United States law governs insider trading, this law applies to information about foreign companies as well as domestic companies. Thus, if an employee receives nonpublic material information about a foreign company, the employee is prohibited from trading for accounts based on that information and from communicating such information to others.
While the law concerning insider trading is not static, it is generally understood that the law prohibits:
1.	Trading by an insider, while in possession of material nonpublic information;

2.	Trading by a non-insider, while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; and

3.	Communicating material nonpublic information to others.
The elements of insider trading and the penalties for such unlawful conduct are discussed below.
Who is an “Insider”?
The concept of “insider” is broad. It includes officers, directors, and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorney, accountants, consultants, bank lending officers and the employees of such organizations. In addition, Brandes may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed nonpublic information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.
What is “Material Information”?
Trading on inside information is not a basis for liability unless the information is material. “Material Information” is defined generally as information which a reasonable investor would consider substantially important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that officers, directors and employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously release estimates,
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significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments.
Material information does not have to relate to a company’s business, for example; un-released news items, which might have a significant effect on prices, have been found to be material information.
No simple “bright line” test exists to determine when information is material; assessments of materiality involve a highly fact-specified inquiry. For this reason, you should direct any questions about whether information is material to the General Counsel, or his designated representative, in the Legal/Compliance department.
What is “Nonpublic Information”?
Information is nonpublic until it has been effectively communicated to the market place. One must be able to point to some fact to show that the information is generally public. For example, information found in a report file with the SEC, or appearing in The Wall Street Journal, or other publications of general circulation, would be considered public.
Bases for Liability
Fiduciary Duty
In 1980, the Supreme Court found that there is no general duty to disclose before trading on material nonpublic information, but that such a duty arises only where there is a fiduciary relationship. That is, there must be a relationship between the parties to the transaction such that one party has a right to expect that the other party will disclose any material nonpublic information or refrain from trading. Non-insiders can acquire the fiduciary duties of insiders by entering into a confidential relationship with the company through which they gain information (e.g. attorneys, accountants), or they can acquire a fiduciary duty to the company’s shareholders as “tippees” if they are aware of should have been aware that they have been given confidential information by an insider who has violated his fiduciary duty to the company’s shareholders.
However, in the “tippee” situation, a breach of duty occurs if the insider personally benefits, directly or indirectly, from the disclosure. The benefit does not have to be pecuniary, but can be a gift, reputational benefit that will translate into future earnings or even evident of a relationship that suggests a quid pro quo.
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     Misappropriation
Another basis for insider trading liability is trading which occurs on material nonpublic information that was stolen or misappropriated form any other person. It should be noted that “misappropriation” could be used to include a variety of individuals not previously thought to be encompassed under the fiduciary duty.
Penalties for Insider Trading
Penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and their employees. A person can be subject to some or all of the penalties below even if he or she does not personally benefit for the violation. Penalties include:
a.	Civil injunctions

b.	Treble damages

c.	Disgorgement of profits

d.	Jail sentences

e.	Fine for the person who committed the violation of up to three time the profit gained or losses avoided, whether or not the person actually benefited; and

f.	Fines for the employer of other controlling person of $1,000,000 or three times the amount of the profit gained or loss avoided, whichever is greater.
In addition, any violation of this policy statement can be expected to result in serious sanctions by Brandes, including termination.
Identifying Inside Information
Before recommending or executing any trade for yourself or others, including client accounts, you must determine whether you have access to material nonpublic information. If you think that you might have access to material nonpublic information, you should take the following steps:
a.	Report the information and proposed trade immediately to the General Counsel, or his designate.

b.	Do not purchase or sell the securities on behalf of yourself or others, including Employee-Related Accounts and clients accounts.

c.	Do not communicate the information inside or outside of Brandes, other than to Brandes’ attorneys.

d.	After the General Counsel, or his designate, has reviewed the issues, the firm will determine whether the information is material and nonpublic and, if so, what action the firm should take.
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You should consult with General Counsel, or his designate, or Brandes’ outside counsel before taking any action.
Contacts with Public Companies
Contacts with public companies represent an important part of Brandes’ research efforts. Brandes may make investment decisions on the basis of the firm’s conclusions formed through such contacts and analysis of publicly available information. Difficult legal issues arise, however, when, in the course of these contacts, a Brandes employee becomes aware of material nonpublic information. This could happen, for example, if a company’s Chief Financial Officer prematurely discloses quarterly results to an analyst or an investor relations representative makes a selective disclosure of adverse news to a handful of investors. In such situations, Brandes must make a judgment as to it further conduct. To protect yourself, your clients and Brandes you should contact immediately General Counsel, or his designate, if you believe that you may have received material nonpublic information.
Tender Offers
Tender offers represent a particular concern in the law of insider trading for two reasons. First, tender offer activity often produces extraordinary gyrations in the price of the target company’s securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases). Second, the SEC has adopted a rule which expressly forbids trading and “tipping” while in possession of material nonpublic information regarding a tender offer received from the tender offerer, the target company or any acting on behalf of either. Brandes employees should exercise particular caution any time they become aware of nonpublic information relating to a tender offer.
Supervisory Procedures
The role of the General Counsel is critical to implementation and maintenance of Brandes’ policy and procedures against insider trading. Supervisory procedures can be divided into two classifications — prevention of insider trading and detection of insider trading.
Prevention of Insider Trading
To prevent insider trading, General Counsel should:
a.	Provide an educational program to familiarize officers, partners, and employees with Brandes’ policy and procedures;

b.	Answer questions regarding Brandes’ policy and procedures;
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c.	Resolve issues of whether information by an officer, partner or employee of Brandes is material and nonpublic;

d.	Regularly review and update Brandes’ policy and procedures;

e.	Implement measures to prevent dissemination of material nonpublic information, or restrict trading of securities involved, when it has been determined that an officer, partner or employee of Brandes has material nonpublic information; and

f.	Require that all employees seek pre-approval with respect to transactions involving Reportable Securities as described in the Code of Ethics.

g.	Confirm that regular and continuous testing of employee personal trading and the policies and procedures of the Code of Ethics is conducted.
Special Reports to Counsel
Promptly upon learning of a potential violation of this policy statement, General Counsel should prepare a written report to Brandes’ outside counsel providing full details, which may include:
a.	The name of particular securities involved, if any;

b.	The date General Counsel learned of the potential violation and began investigating;

c.	The accounts and individuals involved;

d.	Actions taken as a result of the investigation, if any; and

e.	Recommendations for further action.
Detection of Insider Trading
To detect insider trading, the GHOC or their designee, should:
a.	Review the trading activity reports filed by each officer, partner and employee; and,

b.	Review the trading activity of accounts managed by Brandes.
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